As Filed with the Securities and Exchange Commission on January 25, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Melco PBL Entertainment (Macau) Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands	Not Applicable
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(852) 2598-3600

(Address and Telephone Number of Registrant’s Principal Executive Office)

CT Corporation System

111 Eight Avenue, 13th Floor

New York, NY 10011

(212) 894-8940

(Name, Address, and Telephone Number for Agent of Service)

Copies to:

Thomas M. Britt III, Esq.

Debevoise & Plimpton LLP

13th Floor, Entertainment Building

30 Queen’s Road Central

Hong Kong SAR

China

(852) 2160-9800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Price Per Share (1)	Proposed Maximum Aggregate Price Offering (1)	Amount of Registration Fee (1)
Ordinary shares, par value US$0.01 per share (2)	(3)			$0

(1)	In accordance with Rules 456 (b) and 457 (r), the Registrant is deferring payment of all of the registration fees. In connection with the securities offered hereby, the Registrant will pay “pay-as-you-go registration fees” in accordance with Rule 456 (b).
(2)	American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the ordinary shares registered hereby are included in a separate registration statement on Form F-6 (File No.: 333-139159). Each American Depositary Share represents three ordinary shares.
(3)	Represents no greater than 43,630,020 shares being registered which may be sold by the selling securityholders as described in the prospectus forming part of this registration statement.

PROSPECTUS

Melco PBL Entertainment (Macau) Limited

(incorporated in the Cayman Islands with limited liability)

American Depositary Shares

each representing three Ordinary Shares

In July 2007, Melco International Development Limited, Melco, and PBL, acting through a 50/50 special purpose vehicle, Melco PBL SPV Limited, or SPV, offered an aggregate of US$250 million of exchangeable bonds due 2012, or the Bonds. The bondholders may receive ordinary shares in the form of American Depositary Shares, or ADSs, upon exchange of the Bonds, and such ADSs are referred to in this Prospectus as the Exchange ADSs. This prospectus may be used by selling securityholders to resell their Exchange ADSs.

The names of any selling securityholders of any Exchange ADSs and the amounts of ADSs intended to be sold by such selling securityholders will be set forth in an accompanying prospectus supplement.

Each ADS represents three ordinary shares, par value US$0.01 per share. The ADSs are evidenced by American Depositary Receipts, or ADRs. We will not receive any proceeds from the ADSs sold by any selling securityholder pursuant to this prospectus.

Our ADSs are quoted on the Nasdaq Global Market under the symbol “MPEL”. On January 24, 2008, the last reported sale price of our ADSs on the Nasdaq Global Market was US$10.27 per ADS.

You should read this prospectus and any accompanying prospectus supplement carefully before you invest. Any selling securityholder may sell these securities to or through underwriters, and also to other purchasers or through dealers or agents, or through ordinary brokerage transactions, or through any combination of these methods, on a continuous or delayed basis, at such prices as any selling securityholder may determine, which may relate to market prices prevailing at the time of the sale or be a negotiated price. The names of the underwriters, if any, will be set forth in an accompanying prospectus supplement. See “Plan of Distribution”.

This prospectus may not be used to consummate sales of ADSs unless accompanied by a prospectus supplement.

Investing in these securities involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 25, 2008.

EX-1.1 FORM OF UNDERWRITING AGREEMENT

EX-4.1 REGISTRANT’S SPECIMEN CERTIFICATE FOR ORDINARY SHARES

EX-4.2 AMENDED AND RESTATED SHAREHOLDERS’ DEED

EX-4.3 DEED OF VARIATION AND AMENDMENT

EX-4.4 REGISTRATION RIGHTS AGREEMENT BY AND AMONG MELCO PBL ENTERTAINMENT (MACAU) LIMITED, DB TRUSTEES (HONG KONG) LIMITED AND MERRILL LYNCH INTERNATIONAL

EX-4.5 TERMINATION AGREEMENT RELATING TO THE SHAREHOLDERS’ AGREEMENT DATED DECEMBER 15, 2006

EX-5.1 OPINION OF WALKERS REGARDING THE VALIDITY OF THE ORDINARY SHARES

EX-8.1 OPINION OF DEBEVOISE & PLIMPTON LLP REGARDING CERTAIN TAX MATTERS

EX-23.1 CONSENT OF DELOITTE TOUCHE TOHMATSU

EX-23.2 CONSENT OF WALKERS (INCLUDED IN EXHIBIT 5.1)

EX-23.3 CONSENT OF DEBEVOISE & PLIMPTON LLP (INCLUDED IN EXHIBIT 8.1)

EX-23.4 CONSENT OF MANUELA ANTONIO LAW OFFICE

EX-24.1 POWER OF ATTORNEY (INCLUDED IN SIGNATURE PAGES IN PART II OF REGISTRATION STATEMENT)

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, utilizing a “shelf” registration process. Under this shelf registration process, the securityholders may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities any selling securityholder may offer. We may add, update or change information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information that we file or furnish to the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplements and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation By Reference”.

In this prospectus, unless otherwise specified or the context otherwise requires, the terms “we”, “us”, “our company”, “our” and “MPBL Entertainment” refer to Melco PBL Entertainment (Macau) Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities and its consolidated subsidiaries; “Melco” refers to Melco International Development Limited, a Hong Kong listed corporation; “Crown” refers to Crown Limited, an Australian listed corporation which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007 and which is now our shareholder and, as the context may require, shall include its predecessor, PBL; “MPBL Gaming” refers to our wholly-owned subsidiary, Melco PBL Gaming (Macau) Limited, a Macau Company; “PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation which is now known as Consolidated Media Holdings Limited; “SPV” refers to Melco PBL SPV Limited, a Cayman Islands company and the issuer of the Bonds; and “our subconcession” refers to the Macau gaming subconcession held by MPBL Gaming.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. None of the selling securityholders has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of the selling securityholders will make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the SEC or incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

PROSPECTUS SUMMARY

Melco PBL Entertainment (Macau) Limited

We are a developer, owner and, through our subsidiary MPBL Gaming, operator of casino gaming and entertainment resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau. We were initially formed as a 50/50 joint venture between Melco International Development Limited, or Melco, and PBL, as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in MPEL.

Through our existing operations and projects currently under development and construction, we will cater to a broad spectrum of potential gaming patrons, including wealthy high-end patrons, who seek the excitement of high stakes gaming, as well as mass market patrons, who wager lower stakes and are more casual gaming patrons seeking a broader entertainment experience. We will seek to attract these patrons from throughout Asia and in particular from Greater China.

Our existing operations and development projects consist of:

•

Crown Macau. The Crown Macau Hotel Casino, or Crown Macau, offers a luxurious premium hotel and casino resort experience by offering premium entertainment, elegant facilities, high quality service and rich décor, and aims to exceed the average five-star hotel in Macau catering primarily to the high-end gaming market. Gaming venues traditionally available to high stakes patrons in Macau have not offered the luxurious accommodation and facilities we offer at Crown Macau, instead focusing primarily on intensive gaming during day trips and short visits to Macau. The property features a 38-story tower including approximately 183,000 sq. ft of gaming space with approximately 240 gaming tables and approximately 240 gaming machines and a luxury premium hotel with approximately 216 deluxe hotel rooms, including 24 suites and eight villas. Crown Macau held its grand opening on May 12, 2007 and became fully operational in July 2007.

•

City of Dreams. The City of Dreams integrated casino resort complex, or City of Dreams, is being developed to be a “must-see” integrated casino and entertainment resort primarily catering to mass market patrons. City of Dreams will be located in Cotai, an area that has been master-planned to feature a series of major new developments in the style of the Las Vegas Strip. City of Dreams is planned to feature three hotels ranging from four-stars to more luxurious ones designed with the aim of exceeding the average five- star hotel in Macau, a 420,000 sq. ft casino and gaming area with approximately 450 gaming tables and 2,500 gaming machines, a purpose-built wet stage performance theatre, upscale shopping consisting of approximately 145,000 sq. ft of retail space and a wide variety of mid to high-end food and beverage outlets. The first phase of the complex is currently targeted to open before the end of March 2009. The first phase is expected to include substantial completion of the casino, retail space, food and beverage outlets and two hotels, which are expected to be operated under the Crown Towers and Hard Rock brands. The purpose-built wet stage performance theatre is scheduled for completion by the end of March 2009 with opening night expected before the year-end 2009, following four to six months of rehearsals. The twin-tower hotel under the Grand Hyatt brand with approximately 1,000 rooms and suites is scheduled to open in September 2009. The approximately 800-unit apartment hotel complex integrated within the City of Dreams footprint is expected to be completed by December 2009 and to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions. We plan to finance the construction of the apartment hotel complex separately from the rest of the City of Dreams project, using a portion of the proceeds from our follow-on offering of ADS, which was completed in November 2007. The budgeted cost of the City of Dreams project, including the casino, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose-built wet stage performance theatre, retail space together with food and beverage outlets is approximately US$2.1 billion, consisting primarily of construction costs, design and consultation fees, and excluding the cost of land. The additional budgeted cost of the apartment hotel complex planned for development at the City of Dreams is approximately US$330 million, excluding the cost of land.

•

Mocha Clubs. Our seven Mocha Clubs feature a total of approximately 1,100 gaming machines, and comprise the largest non-casino-based operations of electronic gaming machines in Macau. By combining machine-based gaming with an upscale décor and cafe ambiance, we aim to improve on Macau’s historically limited service to mass market and casual gaming patrons, including local residents and day-trip customers, outside the conventional casino setting, and to capitalize on the significant growth opportunities for machine-based gaming in Macau.

•

Macau Peninsula Site. In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau peninsula near the current Macau Ferry Terminal, or Macau Peninsula site. The Macau Peninsula site is approximately 6,480 square meters (approximately 1.6 acres) and the acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$205 million (US$26.3 million) to the Macau government for this site. The agreement completion deadline was first extended in January 2007 and again in July 2007 when we negotiated an extension of the completion deadline for the conditional agreement to the end of July 2008 in order to benefit from the additional flexibility in the timing of the purchase, which is subject to various closing conditions. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with the extension. Completion of the purchase remains subject to (i) significant conditions in the control of third parties unrelated to us and the seller of the property, and (ii) the approval of the Macau government. We are currently considering plans to develop the Macau Peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. If we acquire the site, we are targeting the middle of 2010 as our opening date. Based on preliminary estimates and conceptual designs, we have currently budgeted approximately US$750 million for the total project costs of the Macau Peninsula project consisting primarily of land and construction costs, land premium costs, design and consultation fees.

In September 2007, we entered into a US$1.75 billion senior secured credit facility, or the City of Dreams Project Facility, to finance primarily the development and construction of City of Dreams, of which the Hong Kong dollar equivalent of US$500 million was drawn down as of September 30, 2007. In September 2006, MPBL Gaming entered into a US$500 million term loan facility, or the Subconcession Facility, all of which was drawn down to pay the remaining part of the US$900 million due to Wynn Macau for the subconcession. This US$500 million loan was repaid in full in December 2006. In February 2006, we entered into a HK$1.28 billion (US$164.5 million) term loan facility to finance the development and construction costs of Crown Macau. This facility was not drawn down, and was cancelled in June 2007.

On December 18, 2006, we completed our initial public offering of ADSs, raising approximately US$1.1 billion of net proceeds after underwriting discounts and commissions, which excludes the proceeds from the exercise of an over-allotment option by the underwriters in January 2007. Our ADSs are listed for quotation on the Nasdaq Global Market under the symbol “MPEL”. On November 6, 2007, we completed our follow-on offering of ADSs, raising approximately US$564 million of net proceeds after underwriting discounts and commissions. On December 10, 2007, Crown completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, under the scheme of arrangement between PBL and the holders of fully paid ordinary shares in PBL. On December 12, 2007, Crown demerged the gaming and media businesses into two separate companies, both listed on the Australian Stock Exchange. As such, Crown now owns the gaming businesses, including the 37.9% direct interest in MPEL (exclusive of any ordinary shares represented by ADSs held by the SPV) previously held by PBL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Our Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services that capitalizes on the expected growth opportunities in Macau. To achieve our objective, we have developed the following business strategies:

•	develop a targeted product portfolio of brands well-recognized for their quality and distinctive services;

•

leverage Melco’s and Crown’s proven operational experience, network of local relationships and recognized staff training and development capabilities to successfully develop and operate each of our projects;

•	develop a comprehensive marketing program by leveraging the existing Crown and Mocha brands and capitalizing on the marketing resources of our founders;

•

focus on building first-class facilities by employing a highly experienced in-house project team and engaging qualified professionals with significant experience in construction projects and the gaming and leisure sector; and

•

utilize MPBL Gaming’s subconcession to maximize our business and revenue potential, for example, through arrangements with other entertainment complex operators who are not concession or subconcession holders, under which MPBL Gaming will operate the casino facilities within such entertainment complexes, subject to obtaining all requisite third party approvals and consents.

Corporate Structure

Corporate Structure Chart – Melco PBL Entertainment (Macau) Limited

Melco International Development Limited
Crown Limited
Crown Entertainment Group Holdings Pty Limited
PUBLIC
Melco Leisure and Entertainment Group Limited
PBL Asia Investments Limited
Melco PBL Entertainment (Macau) Limited
Melco PBL Services Limited
Melco PBL Finance Limited
Melco PBL Holdings Limited
Melco PBL (Macau Peninsula) Limited
Melco PBL Services (US) Ltd.
Melco PBL International Limited
Melco PBL Entertainment (Greater China) Limited
Mocha Slot Group Limited
Mocha Café Limited
Mocha Slot Management Limited
Melco PBL Nominee One Limited
Melco PBL Investments Limited
Melco PBL Nominee Three Limited
Melco PBL Nominee Two Limited
Managing Director
Melco PBL Gaming (Macau) Limited
MOCHA
(non-gaming business)
CITY OF DREAMS
(non-gaming business)
CROWN MACAU
(non-gaming business)
Melco PBL (Delaware) LLC
Melco PBL (Macau Peninsula) Hotel Limited
Melco PBL (Macau Peninsula) Developments Limited
Golden Future (Management Services) Limited
Melco PBL (Mocha) Limited
Melco PBL (COD) Hotels Limited
Melco PBL (COD) Developments Limited
Melco PBL Hotel (Crown Macau) Limited
Melco PBL (Crown Macau) Developments Limited
Melco PBL Services (Macau) Limited
Melco PBL (COD) Ventures Limited
Melco PBL (COD) Retail Services Limited

Recent Developments

On November 9, 2007, we announced that MPBL Gaming had entered into a gaming promotion agreement with Ama International Limited, or Ama. Ama is a gaming promoter licensed by the Macau government.

On December 5, 2007, we announced that we have completed our reconfiguration of Crown Macau to further target the VIP segment. Ama commenced operations at Crown Macau on December 15, 2007. As of the end of December 2007, we had approximately 180 VIP gaming tables, 60 mass market gaming tables and more than 240 gaming machines.

On December 7, 2007, PBL, Melco PBL Investments Limited, Lawrence Ho and MPBL Gaming entered into a termination agreement, terminating the shareholders’ agreement dated December 15, 2006 in relation to MPBL Gaming.

In late 2007, Mr. Richard Tsiang was appointed as our Executive Vice President, Chief Development Officer. Mr. Tsiang is responsible for corporate development, working very closely with corporate divisional heads in identifying business and corporate development opportunities that will provide us the basis for strategic growth. He is also responsible for the setting up of the organization structure of shared services in Macau. He engages closely with other divisional heads and assesses our platform and future direction and is involved in the negotiation of major transactions. Mr. Tsiang came to us from MGM Grand in Macau, where he was the Group Chief Financial Officer. Prior to MGM, he was Senior Vice President and Managing Director, Asia—Pacific for Cendant Corporation, a large US company, and Chief Financial Officer, Head of Strategy, Asia for Yahoo! Mr. Tsiang has a bachelor of commerce and an MBA degree from the University of Melbourne. He is also a chartered accountant having qualified while at PriceWaterhouseCoopers in Australia.

Mr. Ted (Ying Tat) Chan, Head—Special Projects and Mr. Nick Prior, our finance director- construction projects, no longer work for us.

On December 19, 2007, a portion of the restricted shares granted to certain executives and non-executives on December 19, 2006 vested. Further to the vesting of these grants of restricted shares, a total of 131,752 ADSs will be credited to the foregoing executives’ and non-executives’ brokerage accounts upon the completion of the necessary documentation and procedures.

On December 7, 2007, the City of Dreams Project Facility agreement was amended to introduce a US borrower, Melco PBL (Delaware) LLC, a wholly-owned subsidiary of MPBL Gaming.

One of our Mocha Clubs located at Mocha Square is temporarily closed for renovations beginning December 31, 2007. The renovations are expected to take four months.

Our Offices

Our principal executive offices are located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-2598-3600 and our fax number is 852-2537-3618.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.melco-pbl.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider the risks described below and the accompanying prospectus supplement before investing in any securities that may be offered hereunder. In particular, as we are a non-U.S. company, there are risks associated with investing in the ADSs that are not typical with investments in the shares of U.S. companies. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations would likely suffer, the trading price of the ADSs could decline and you could lose all or part of your investment.

Risks Relating to Our Early Stage of Development

We are in an early stage of development of our business and properties, and so we are subject to significant risks and uncertainties. Our limited operating history may not serve as an adequate basis to judge our future operating results and prospects.

In significant respects we remain in a developmental phase of our business and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, we only recently opened Crown Macau and are still in the process of constructing City of Dreams. The Macau Peninsula project is at an even more preliminary stage of development, and we have not completed the acquisition of the site. The Mocha Club business, which we acquired in 2005, did not commence operations until 2003. MPBL Gaming only recently acquired its subconcession and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and operate major new development projects and gaming businesses in a rapidly growing and intensely competitive market.

Among other things, we are still in the process of:

•	satisfying conditions precedent to draw down loan advances from the City of Dreams Project Facility;

•	completing the construction contracts for the City of Dreams project;

•	obtaining the formal grant of a land concession from the Macau government for the City of Dreams site on terms that are acceptable to us;

•	obtaining the approval from the Macau government to increase the developable gross floor area of the City of Dreams site; and

•

acquiring an ownership interest in the company that owns the Macau Peninsula site, which is subject to significant conditions in the control of third parties unrelated to us and the seller and to Macau governmental approvals, and obtaining financing commitments for the acquisition and development of the Macau Peninsula project.

We have encountered and will continue to encounter risks and difficulties frequently experienced by early- stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:

•	complete our construction projects within their anticipated time schedules and budgets;

•	obtain a land concession for the City of Dreams project on terms that are acceptable to us;

•	obtain formal occupancy licenses for City of Dreams;

•	identify suitable locations and enter into new lease agreements for new Mocha Clubs;

•	renew lease agreements for existing Mocha Clubs;

•	attract and retain customers and qualified employees;

•	operate, support, expand and develop our operations and our facilities;

•	maintain effective control of our operating costs and expenses;

•	raise additional capital, as required;

•	fulfill conditions precedent to draw down funds from current and future credit facilities;

•

develop and maintain internal personnel, systems and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to changes in our regulatory environment; and

•	respond to competitive market conditions.

If we are unable to complete any of these tasks, we may be unable to complete those of our projects that are currently under development and operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing financing facilities in order to fund our development, construction and acquisition activities or may suffer a default under our financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.

We could encounter problems that substantially increase the costs to develop our projects and delay or prevent the opening of one or more of our projects.

The budget estimated for the City of Dreams project is based on preliminary projections and budgets, conceptual design documents and schedule estimates that we have prepared with the assistance of our architects and contractors and are subject to change as the plans and design documents are finalized. The current estimated cost of the City of Dreams project including the casino, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose-built wet stage performance theatre, retail space, together with the food and beverage outlets is approximately US$2.1 billion, consisting primarily of construction costs, design and construction fees, but excluding the cost of land. The additional budgeted cost of the apartment hotel complex planned for development at City of Dreams is approximately US$330 million, excluding the cost of land. We have currently budgeted approximately US$750 million for the total project costs of the Macau Peninsula project, consisting primarily of land and construction costs, land premium costs, design and consultation fees, but this budget is based on preliminary estimates and conceptual designs. We expect to revise our estimated project costs as we firm up our design plans and hire architects and contractors for this project. In addition, we cannot provide you any assurances that we will be successful in completing the acquisition of the Macau Peninsula site, given the conditions that are beyond our control.

All our projects are subject to significant development and construction risks, which could have a material adverse impact on our project timetables and costs and our ability to complete the projects. These risks include the following:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	environmental, health and safety issues, including site accidents;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of our projects that are under development, which could materially adversely affect our results of operations and financial condition. For example, primarily as a result of changes and improvements in the designs for Crown Macau, our construction costs increased and we negotiated with the general contractor, Paul Y. Construction Company Limited, or Paul Y. Construction, for an amendment of the total contract price from the original HK$1,448.0 million (US$186.1 million) to approximately HK$2.1 billion (US$269.9 million). In addition, we originally anticipated that the total project development costs (inclusive of land, construction, FF&E, pre-opening expenses, capitalized fees and finance costs, and initial working capital requirements (including cage cash)) for Crown Macau would be US$512.6 million. However, we incurred additional costs of approximately US$71 million on the Crown Macau project for a total of US$583.6 million. The increase in budgeted costs was in three principal areas: pre-opening and property marketing expenses; FF&E expenses for the casino operations; and design and fit-out expenses for the hotel and casino areas. We cannot guarantee that our construction costs or total project costs for the Crown Macau project and our other projects will not also increase.

Costs of key construction inputs are increasing in Macau and we believe they are likely to continue to increase during the construction periods of our projects, primarily due to the significant increase in building activity in Macau. Our contractors may not be able to secure lower cost labor and other inputs from mainland China on a timely basis and in an adequate amount, as they will need to obtain required licenses from the Macau government to do so. The application for such licenses, if granted at all, may take several weeks or months. Continuing increases in input costs of construction in Macau will increase the risk that contractors will fail to perform under their contracts on time, within budget, or at all, and could increase the costs of any new contracts that we may enter into for the City of Dreams and the Macau Peninsula projects.

We may be required to incur significant additional indebtedness or sell convertible bonds, ADSs or other equity or equity-linked securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.

We may require more debt and equity funding to complete our projects, fund initial operating activities and service debt payments and depending on whether our projects are completed within budget, the timing of completion and commencement of revenue generating operations at our projects, any further investments and/or acquisitions we may make, and the amount of cash flow from our operations. If delays and cost overruns are significant, the additional funding we would require could be substantial. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our ability to obtain required capital on acceptable terms is subject to a variety of uncertainties, including:

•

limitations on our ability to incur additional debt, including as a result of prospective lenders’ evaluations of our creditworthiness and pursuant to restrictions on incurrence of debt in our existing and anticipated credit facilities, which currently prohibits MPBL Gaming and our other subsidiaries from incurring additional indebtedness with only limited exceptions, and the fact that our senior creditors have pledges over our operating assets, including Crown Macau and Mocha Clubs;

•

limitations on our ability to raise capital from the credit markets, especially if the current turmoil in the credit markets originating from the negative conditions in the U.S. subprime mortgage market continues. For example, this turmoil led us to restructure the US$2.75 billion commitment announced in June 2007 to the sum of US$1.75 billion under the City of Dreams Project Facility;

•

investors’ and lenders’ perception of, and demand for, debt and equity securities of gaming, leisure and hospitality companies, as well as the offerings of competing financing and investment opportunities in Macau by our competitors;

•	whether it is necessary to provide credit support or other assurances from Melco and Crown on terms and conditions and in amounts that are commercially acceptable to them;

•	MPBL Gaming’s ability to obtain consent from the Macau government as required under our subconcession contract;

•	conditions of the U.S., Macau, Hong Kong, and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	requirements for approval for certain transactions from Macau, Hong Kong or Australian authorities, the Hong Kong Stock Exchange, the Nasdaq and/or shareholders of Melco and/or Crown, among others;

•	Macau governmental regulation of gaming in Macau; and

•	economic, political and other conditions in Macau, China and the Asian region.

Without necessary capital, we may not be able to:

•	complete the development of our existing projects or acquire and develop new projects;

•	pay the land premium for our sites;

•	acquire necessary rights, assets or businesses;

•	expand our operations in Macau;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated funding requirements.

We cannot assure you that the necessary financing will be available in the future in the amounts or on terms acceptable to us, or at all. If we fail to raise additional funds in such amounts and at such times as we may need, we may be forced to reduce our expenditures and growth to a level that can be supported by our cash flow and delay the development of our projects, which may result in our inability to meet drawing conditions under our loan facilities or default and exercise of remedies by the lenders under our loan facilities, whose loans we expect to be secured by liens on substantially all the shares and assets of our subsidiaries. In that event, we would be unable to complete our projects under construction and could suffer a partial or complete loss of our investments in our projects.

Servicing the debt of our subsidiaries requires a significant amount of cash, and our subsidiaries may not generate a sufficient level of cash flow from their businesses to make scheduled payments on their debt.

Our subsidiaries’ ability to make scheduled payments of the principal of, to pay interest on or to refinance their indebtedness depends on our subsidiaries’ future performance, which is subject to certain economic, financial, competitive and other factors beyond our control. Our subsidiaries may not generate cash flow from operations in the future sufficient to service their debt and make necessary capital expenditures. If they are unable to generate such cash flow, our subsidiaries may be required to adopt one or more alternatives, such as selling assets, restructuring debt, incurring additional indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. For example, we are currently using our City of Dreams Project Facility to service some portion of our periodic debt obligations. Our subsidiaries’ ability to refinance their indebtedness will depend on the financial markets and their financial condition at such time. Our subsidiaries may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our subsidiaries’ debt obligations and a material adverse effect on the value of our ADSs.

Even if our development projects are completed as planned, they may not be financially successful, which would limit our cash flow and would adversely affect our operations and our ability to repay our debt.

Even if our development projects are completed as planned and new Mocha Clubs are opened, they still may not be financially successful ventures or generate the cash flows that we anticipate. We may not attract the level of patronage that we are seeking. If any of our projects does not attract sufficient business, this will limit our cash flow and would adversely affect our operations and our ability to service payments under our existing and any future loan facilities.

Risks Relating to the Completion and Operation of Our Projects

For the City of Dreams project, we are directly negotiating and entering into contracts with all our construction partners and vendors, which may increase the risk of delay and cost overruns.

In contrast to the Crown Macau project in which our general contractor was responsible for negotiating, entering into and managing all contractual relationships with subcontractors and construction vendors, we are directly negotiating and entering into contracts, with our construction partners and vendors for the City of Dreams project, with the support of our construction manager (with the exception of certain contracts that are related to common temporary site services which are entered into and managed by the construction manager). This approach increases the administrative burden of negotiating, entering into and managing construction contracts, and the risk of construction delays and cost overruns. If we are ineffective in directly overseeing the contractual relationship with our construction partners and vendors, we may experience delays and increases in construction costs in connection with the City of Dreams project.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our projects. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

If we incur loss or damage for which we are held liable for amounts exceeding the limits of our insurance coverage, or for claims outside the scope of our insurance coverage, our business and results of operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire, natural disasters, acts of war or terrorism, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we intend to carry business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

For the construction of City of Dreams, we have obtained insurance policies providing coverage for construction risks that we believe are typically insured in the construction of gaming and hospitality projects in Macau and Hong Kong. However, this insurance coverage excludes certain types of loss and damage, such as loss or damage from acts of terrorism or liability for death or illness caused by contagious or infectious diseases. If loss or damage of those types were to occur, we could suffer significant uninsured losses. The cost of coverage, however, may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the construction and operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses.

Construction at our projects is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large scale properties such as our development projects can be dangerous. Construction workers at our projects are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractor and us to liabilities, possible losses, delays in completion of the projects and negative publicity. In June 2006, a construction worker died after falling from a high floor of Crown Macau during construction. As a result, we stopped construction on the Crown Macau site for several days to allow for safety inspections and investigations. A floor of Crown Macau also collapsed while under construction, causing injuries to construction workers. We believe that we and our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or further loss of life, damage to property or delays. If further accidents occur during the construction of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We may encounter all of the risks associated with the development and construction of the Crown Macau project in the development and construction of the City of Dreams and the Macau Peninsula projects.

In connection with the development and construction of Crown Macau, we encountered a number of risks, including risks related to construction delays, budget overruns, construction contract disputes, failure to obtain, or not obtaining in a timely manner, the necessary government concessions, licenses, permits and approvals, among others. We also experienced increased holding costs as a result of delays. We are and expect to continue to be exposed to similar risks in the development and construction of City of Dreams, which will be substantially larger and more complex, and the Macau Peninsula project, which is at an early stage of land acquisition and design. We have not yet entered into all of the definitive contracts necessary for the construction and development of the City of Dreams and the Macau Peninsula projects. We cannot assure you that we will be able to enter into definitive contracts with contractors with sufficient skill, financial strength and experience on commercially reasonable terms, or at all. We have not, and may not be able to, obtain guaranteed maximum price or fixed contract price terms on the construction contracts for the City of Dreams project, which could cause us to bear greater risks of cost overruns and construction delays. If we are unable to enter into satisfactory construction contracts for the City of Dreams project or are unable to closely control the construction costs and timetable for the City of Dreams project, our business, financial condition and prospects may be materially and adversely affected.

We are developing City of Dreams on land for which we have not yet been granted a formal concession by the Macau government on terms acceptable to us. If we do not obtain a land concession on terms acceptable to us, we could forfeit all or a part of our investment in the site and the design and construction of City of Dreams and would not be able to open and operate that facility as planned.

Land concessions in Macau are issued by the Macau government and generally have a term of 25 years, which is renewable for further consecutive periods of up to 10 years each until December 19, 2049 in accordance with Macau law. The specific terms are determined in the relevant land concession contracts, and there are common formulas generally used to determine the cost of these land concessions. On May 10, 2005, we accepted in principle the Macau government’s offer of a land concession to Melco PBL (COD) Developments Limited consisting of approximately 113,325 square meters (28 acres) of land in Cotai for the site of City of Dreams. On October 30, 2007, we received an offer letter from the Land, Public Works and Transport Bureau of the Macau SAR for the land lease agreement to be entered into with the Macau SAR for the two adjacent land parcels on Cotai that comprise the City of Dreams Site. This offer letter defines the premium and payment schedule for the

City of Dreams site and specifies the development rights associated with the land concession. Our subsidiaries MPBL (COD) Developments and MPBL Gaming accepted the terms of the offer on November 6, 2007. Upon the receipt of requisite approvals, our subsidiary MPBL (COD) Developments will make its first scheduled land premium payment, and following the gazetting of the land concession, the land grant process will be complete. We do not have a committed timetable for the completion of these final steps and cannot assure you that we will be able to complete them or obtain this land concession on terms that are acceptable to us, or at all. If we do not obtain a land concession for the City of Dreams site, or if there are any delays in obtaining or we are unable to obtain the necessary permits, licenses and approvals, we would not meet the existing conditions to draw additional sums under the City of Dreams Project Facility and may not be able to complete and operate City of Dreams and we could lose all or a substantial part of our investment in City of Dreams. If the land concession when granted contains terms unacceptable to us and we are unable to seek amendments to such land concession, we may not be able to complete and operate City of Dreams as planned and we could lose all or a substantial part of our investments in City of Dreams. As of September 30, 2007, we had paid approximately US$309 million of the project costs, excluding the cost of land, for the City of Dreams project, primarily for construction costs and design and consultation fees. The majority of the development and construction costs for hotel and casino projects are typically spent closer to the completion of such projects and we expect that a large portion of our remaining expenditures budgeted for the City of Dreams project, as well as potential additional amounts in excess of the budgeted amounts, will be spent in the months leading up to the expected opening date of City of Dreams. In addition, our current plans for the City of Dreams project involve obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site. There is no guarantee that we will obtain such approval.

Simultaneous planning, design, construction and development of our two major projects may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of one or more of our projects.

We expect some portions of the planning, design and construction of the City of Dreams and the Macau Peninsula projects to proceed simultaneously. Since there is a significant overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects, members of our senior management will be involved in planning and developing both projects at the same time, in addition to overseeing day-to-day operations of the Crown Macau and the Mocha Clubs. Our management may be unable to devote sufficient time and attention to our development and construction projects, as well as our operating properties, and that may delay the construction or opening of one or both of our projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.

We required extensive operational management and staff to open and operate Crown Macau. Accordingly, we undertook a major recruiting program before the Crown Macau opening and expect to do so again before each of the City of Dreams and the Macau Peninsula projects opens. The pool of experienced gaming and other skilled and unskilled personnel in Macau is severely limited. Many of our new personnel will occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or will be required to possess other skills for which substantial training and experience may be needed. Moreover, competition to recruit and retain qualified gaming and other personnel is likely to intensify further as competition in the Macau casino hotel market increases. Other major casino hotels, such as GalaxyWorld, are expected to open in Macau at or around the same time as the expected opening of City of Dreams. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers and croupiers. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our projects or that costs to recruit and retain such personnel will not increase significantly. The loss of the services of any of our senior managers or the inability to attract and retain qualified employees and senior management personnel could have a material adverse effect on our business.

Our contractors may face difficulties in finding sufficient labor at acceptable cost, which could cause delays and increase construction costs of our projects.

The contractors we retain to construct our projects may also face difficulties and competition in finding qualified construction laborers and managers as more projects commence construction in Macau and as substantial construction activity continues in China. Immigration and labor regulations in Macau may cause our contractors to be unable to obtain sufficient laborers from China to make up any gaps in available labor in Macau and to help reduce costs of construction, which could cause delays and increase construction costs of our projects.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services or their other responsibilities cause them to be unable to devote sufficient time and attention to our company.

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our co-chairman and chief executive officer, Mr. Lawrence Ho. The loss of the services of one or more of these members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Lawrence Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. We do not currently carry key person insurance on any members of our senior management team.

Because we will depend upon a limited number of properties for a substantial portion of our cash flow, we will be subject to greater risks than a gaming company with more operating properties.

We will be primarily dependent upon Mocha Clubs, Crown Macau, City of Dreams and possibly the Macau Peninsula project for our cash flow. Given that our operations will be conducted based on a small number of principal properties, we will be subject to greater risks than a gaming company with more operating properties due to our limited diversification of our businesses and sources of revenue.

Risks Relating to Our Operations in the Gaming Industry in Macau

Because our operations will face intense competition in Macau and elsewhere in Asia, we may not be able to compete successfully and we may lose or be unable to gain market share.

Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are significantly larger than us and have significantly larger capital and other resources to support their developments and operations in Macau and elsewhere.

The hotel, resort and casino businesses are highly competitive in Macau and we expect to encounter intense and increasing competition as other developers and operators develop and open new projects in coming years. Our Macau operations compete with approximately 28 other existing casinos of varying sizes located in Macau as of December 31, 2007. In addition, we expect competition to increase in the near future from local and foreign casino operators who are developing numerous hotel and casino projects in Macau. By the time our City of Dreams project is ready for opening, we expect several new casinos to be in operation in Cotai.

SJM is one of the three concessionaires in Macau and operates 18 casinos. SJM is controlled by Dr. Stanley Ho, who through SJM and, its parent entity STDM, controlled the monopoly concession on gaming operations in Macau from 1962 to 2002. In addition, Dr. Stanley Ho is the father of Mr. Lawrence Ho, our co-chairman and chief executive officer. Dr. Stanley Ho was a director and the chairman of Melco until he resigned from those positions in March 2006. Dr. Stanley Ho remains a shareholder of Melco, and we believe that, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, he was deemed to beneficially own approximately 1.77% of Melco’s outstanding ordinary shares as of December 31, 2007.

In February 2007, SJM opened the Grand Lisboa, a resort next to the Hotel Lisboa, one of our main competitors in Macau gaming. It also announced the construction of Oceanus, a new casino complex near the Macau Ferry Terminal. Venetian Macau, a subsidiary of the U.S.-based Las Vegas Sands Corp., opened Sands Macao in May 2004 and, in August 2007, opened the Venetian Macao, an all-suite hotel, casino and convention center complex, with a Venetian-style theme similar to that of their Las Vegas property. Galaxy operates five casinos and is currently building GalaxyWorld in Cotai. Wynn Macau opened the Wynn Macau casino hotel project in September 2006 and has announced plans to build up to three resorts in Cotai. In December 2007 the joint venture between MGM-Mirage and Ms. Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho, opened the MGM Grand Macau, a resort on the Macau peninsula adjacent to the Wynn Macau. Other casinos are expected to be opened by other hotel and entertainment development companies in conjunction with concessionaires who will operate the casino operations.

We also compete to some extent with casinos located in other countries, such as Malaysia, North Korea, South Korea, the Philippines and Cambodia, as well as in Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City. In addition, certain countries, such as Singapore, have now legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded one casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in 2006. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.

Our regional competitors also include Crown’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Crown Macau and the City of Dreams casinos, the Macau Peninsula site and the Mocha Clubs or a further liberalization of competition being introduced in the gaming industry. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and significantly increase our costs, which could cause our projects to be unsuccessful. For example, the Macau SAR Government has announced its intention to raise the minimum age required for the entrance in casinos in the Macau SAR from 18 years of age to 21 years of age. As far as employment is concerned, it was further announced that such measure, when adopted, would be implemented during a three year period in order to allow casino employees to maintain their positions until completion of the minimum required age. If implemented, this could adversely affect our ability to engage sufficient staff for the operation of our projects. Moreover, the Macau SAR Government also announced that it intends to restrict the ability of operators to open slot lounges, such as our Mocha Clubs, in residential areas. This policy may limit our ability to find new sites for the operation of new Mocha Clubs on terms acceptable to us.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are currently in compliance in all material respects with all applicable laws and regulations of Macau, but we are still in the process of building our internal staff, systems and procedures for the operation of our gaming businesses in compliance with gaming regulatory requirements and standards in Macau. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. For example, our activities are subject to the administrative review and approval by the Health Department, Labour Bureau, Public Works Bureau, Fire Department, Finance Department and Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals that may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

In addition to complying with Macau’s local requirements and standards, we may conduct our gaming operations in Macau by implementing certain of the policies and procedures followed by Crown in compliance with Australian gaming regulations, modified where necessary to meet Macau’s local requirements and standards. Those Australian requirements may be more restrictive than those in Macau. This may negatively affect our flexibility and our ability to engage in some activities that would otherwise be permissible in Macau and increase the expenses we incur in connection with regulatory compliance.

Under MPBL Gaming’s subconcession, the Macau government may terminate the subconcession under certain circumstances without compensation to MPBL Gaming, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Under MPBL Gaming’s gaming subconcession, the Macau government has the right, after notifying Wynn Macau, to unilaterally terminate the subconcession in the event of non-compliance by MPBL Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, MPBL Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession.

The following termination events are included in the subconcession contract:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of MPBL Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in the Macau SAR and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	failure to resume operations following the temporary assumption of operations by the Macau government;

•

repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ applicable to us;

•	refusal or failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of MPBL Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of MPBL Gaming or the grant of a subconcession or the entering into any agreement to the same effect; or

•

failure by a controlling shareholder in MPBL Gaming to dispose of its interest in MPBL Gaming, within ninety days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder can no longer own shares in MPBL Gaming.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to it. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation. MPBL Gaming has entered into a service agreement with New Cotai Entertainment (Macau) Limited, or New Cotai Entertainment, and New Cotai Entertainment, LLC pursuant to which MPBL Gaming will operate the casino premises in its hotel casino resorts. If New Cotai Entertainment, or other parties with whom we may, in the future, enter into similar agreements were to be found unsuitable or were to undertake actions that are inconsistent with MPBL Gaming’s subconcession terms and requirements, we could suffer penalties, including the termination of the subconcession.

Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. Until such amendments come into effect, all our casino premises and gaming equipment would revert automatically without compensation to us.

The subconcession contract contains various general covenants, obligations and other provisions as to which the determination of compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations.

Under the subconcession contract, we are required to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in developing the Crown Macau and the City of Dreams projects, by December 2010. We expect to satisfy this requirement through our investments in Crown Macau and the development of City of Dreams. If we do not meet the required deadline for completing this minimum investment and other conditions in the subconcession contract, for example, due to delays in construction or the inability to finance the completion of the City of Dreams project, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.

Under MPBL Gaming’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase MPBL Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. MPBL Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. MPBL Gaming’s ability to incur debt or raise equity may also be restricted by our existing and any future loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

Furthermore, pursuant to the subconcession contract, we are obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau government might promulgate in the future. We cannot assure you that we will be able to comply with any such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect our ability to construct or operate our Macau properties. If any disagreement arises between us and the Macau government regarding the interpretation of, or our compliance with, a provision of the subconcession contract, we will be relying on the consultation and negotiation process with the applicable Macau governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the subconcession contract as interpreted by the Macau government.

MPBL Gaming’s failure to comply with the terms of its subconcession in a manner satisfactory to the Macau government could result in the termination of its subconcession. We cannot assure you that MPBL Gaming would always be able to operate gaming activities in a manner satisfactory to the Macau government. The loss of its subconcession would prohibit MPBL Gaming from conducting gaming operations in Macau which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Currently, there is no precedent on how the Macau government will treat the termination of a concession or subconcession upon the occurrence of any of the circumstances mentioned above. Some of the laws and regulations summarized above have not yet been applied by the Macau government. Therefore, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed at this time.

The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to gain market share.

MPBL Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. Although the Macau government has agreed under the existing concession agreements that it will not grant any additional concessions before April 2009 and has publicly stated that only one subconcession may be issued under each concession, we cannot assure you that the Macau government will not change its policies to issue additional concessions or subconcessions at any time in the future. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or the approval of additional subconcessions, we would face additional competition, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to maintain or gain market share.

MPBL Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.

MPBL Gaming’s subconcession contract expires in 2022. Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would automatically revert to the Macau government without compensation to us. Until such amendments come into effect, all our casino premises and gaming equipment would revert automatically without compensation to

us. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that MPBL Gaming would be able to renew or extend its subconcession contract on terms favorable to us, or at all. We also cannot assure you that if MPBL Gaming’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

While MPBL Gaming will not initially be required to pay corporate income taxes on income from gaming operations under the subconcession, this tax exemption will expire in 2011, and it may not be extended.

The Macau government has granted to MPBL Gaming the benefit of a corporate tax holiday on gaming income in Macau for the period starting on May 12, 2007, the date the gaming operations began at Crown Macau, and expiring at the end of 2011. When this tax exemption expires, we cannot assure you that it will be extended beyond the expiration date.

Furthermore, the Macau Government has granted to our subsidiary MPBL Hotel Crown Macau the declaration of utility purposes benefit, pursuant to which, for a period of 12 years, it is entitled to a vehicle and property tax holiday on any vehicles and immovable property that it owns or has been granted. Additionally, under the tax holiday, this entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of corporate income tax for the same period of time. We intend to apply for the same tax holiday for our City of Dreams project, but we cannot assure you that it will be granted by the Macau Government on as favorable terms, or at all.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct our table gaming activities at our casinos to a limited degree on a credit basis, and expect to continue this practice in the future. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who tend to wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectibility of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. If we accrue large receivables from the credit extended to our customers, we could suffer a material adverse impact on our operating results if those receivables are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue notwithstanding our uncollectible receivable.

Our business may face a higher level of volatility due to our focus on the VIP and premium mass market segment of the gaming market.

We are currently, and expect to be for the next few years, heavily dependent on the gaming revenues generated from Crown Macau. Crown Macau caters primarily to VIP and premium mass market patrons. The revenues generated from the VIP and premium mass market segment of the gaming market are acutely volatile primarily due to high bets, and the resulting high winnings and losses. As a result, our business may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage our losses.

We depend upon gaming junket operators for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with junket operators, our ability to attract high-end patrons may be adversely affected. If we are unable to ensure high standards of probity and integrity in the junket operators with whom we are associated, our reputation may suffer or we may be subject to sanctions, including the loss of MPBL Gaming’s subconcession.

Junket operators, who organize tours, or junkets, for high-end patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in gaming in Macau, the competition for relationships with junket operators has increased. Currently we have agreements in place with approximately 20 junket operators. In addition, Crown has sales and marketing staff in Thailand, Hong Kong, China, Taiwan, Malaysia, Indonesia, Singapore and Macau devoted to attracting junket business to Crown’s existing casinos, Crown Casino Melbourne and Burswood Casino. There can be no assurance that we will be able to utilize Crown’s relationships with regional junket operators or enter into additional agreements with other junket operators. If we are unable to utilize and develop relationships with junket operators, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with high-end patrons, which may not be as profitable as relationships developed through junket operators.

In addition, the reputations of the junket operators we deal with are important to our own reputation and MPBL Gaming’s ability to continue to operate in compliance with its subconcession. While we endeavor to ensure high standards of probity and integrity in the junket operators with whom we are associated, we cannot assure you that the junket operators with whom we are associated will always maintain the high standards that we require. If we were to deal with a junket operator whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on our own probity. If a junket operator falls below our standards, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

The recently completed consolidation of junket operations under the mega-junket operator Ama International Limited, or Ama, has resulted in a significant proportion of our business becoming consolidated under one commercial junket arrangement which could have an adverse impact on our future prospects.

Leading junket operators are recognizing superior economics and negotiation leverage from operational scale and market aggregation. The recently completed consolidation of junket operations under the mega-junket operator Ama has resulted in a significant proportion of our business becoming consolidated under one commercial junket arrangement, giving Ama significant negotiating leverage which could result in changes in our operational agreement including higher VIP commissions or the loss of business to a competitor. If we become obligated to pay higher commissions in response to negotiation, or if we suffered a loss of business to a competitor, it could have an adverse effect on our results of operations and the price of our ADSs. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that anti-money laundering policies that we have implemented, and compliance with applicable anti-money laundering laws, will be effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau.

However, we cannot assure you that any such policies will be effective to prevent our casino operations from being exploited for money laundering purposes. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our junket operators or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations.

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may cause our projects to be unsuccessful.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned transformation into a mass-market gaming and leisure destination, the frequency of bus, plane and ferry services to Macau must increase significantly. In addition, Macau’s internal road system is prone to congestion and must be substantially improved to support projected increases in traffic. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and cause our projects to be unsuccessful.

Risks Relating to Our Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured long-term indebtedness, including the following:

•

approximately US$1.75 billion under the City of Dreams Project Facility primarily for the development and construction of City of Dreams, of which the Hong Kong dollar equivalent of US$500 million has been drawn down as of September 30, 2007; and

•	financing for a significant portion of the acquisition cost of the Macau Peninsula site, as well as a significant portion of the other costs of developing that project, which are as yet undetermined.

Our significant indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt will bear interest at variable rates;

•

cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•

in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and our subsidiaries’ assets, over which our lenders have taken or will take security.

We currently do not generate sufficient cash flow to service our existing and projected indebtedness and we may not be able to generate sufficient cash flow to meet our debt service obligations because our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments due on our existing and anticipated debt obligations and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. Our current operations are insufficient to support the debt service on our current and anticipated debt. We will require timely completion and generation of operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The terms of our and our subsidiaries’ indebtedness may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The City of Dreams Project Facility and associated facility and security documents that MPBL Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on MPBL Gaming, and therefore, effectively on us. The covenants in the City of Dreams Project Facility restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	dispose of assets;

•	make certain acquisitions and investments;

•	pay dividends, including to us, during the construction of the City of Dreams project;

•	make other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	enter into sale and leaseback transactions;

•	engage in new businesses;

•	issue preferred stock; and

•	enter into transactions with shareholders and affiliates.

In addition, the restrictions under the City of Dreams Project Facility contain financial covenants, including requirements that we satisfy certain tests or ratios such as:

•	maximum capital expenditures test;

•	minimum interest and debt service coverage ratios; and

•	a maximum leverage ratio.

These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require and impede our growth.

Draw down of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access loan advances under such facilities. We do not guarantee that we are able to satisfy all conditions precedent under our current or future debt facilities.

Our current and future debt facilities require and will require satisfaction of extensive conditions precedent prior to the advance of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as third party consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and they are not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down loan advances in any debt facility may result in a funding shortfall in our projects and we may not be able to fulfill our obligations and complete our projects as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down loan advances under our debt facilities will be satisfied in a timely manner or at all.

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

If there were an event of default under one of our or our subsidiaries’ debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to be due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt instruments. The value of the collateral may not be sufficient to repay all of our indebtedness, which could result in the loss of your investment as a shareholder.

Risks Relating to Our Business and to Operating in Macau

Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

All of our operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and in China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions;

•	changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations;

•	changes in foreign exchange regulations, or in the interpretation or enforcement of these laws and regulations;

•	measures that may be introduced to control inflation, such as interest rate increases; and

•	changes in the rate or method of taxation.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession may be subject to renegotiations with the Macau government in the future, including amounts we will be obligated to pay the Macau government in order to continue operations. MPBL Gaming’s obligations to make certain payments to the Macau government under the terms of its subconcession include a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The results of those renegotiations could have a material adverse effect on our results of operations and financial condition.

Former Secretary for Transport and Public Works of Macau, Mr. Ao Man-Long, was arrested in December 2006 by Macau’s Commission against Corruption on charges involving bribery and irregular financial activities according to the Macau Government Official Statement. Those detained together with Mr. Ao are related to local companies to whom several major public works contracts were awarded. During the investigation, additional individuals related to local Macau companies to whom land had been granted in land exchange procedures were detained and charged. The investigation and judicial proceedings are ongoing. After the arrest and Mr. Ao’s removal from his post as Secretary for Transport and Public Works of Macau, which gave him jurisdiction over all land grants and public works and infrastructure projects in Macau, the Chief Executive of Macau personally assumed such role until Mr. Lao Sio-Io was appointed the new Secretary for Transport and Public Works in March 2007. The Macau government has granted us a lease for a plot of land for Crown Macau, and has offered to grant us a lease for the development rights for two adjacent land parcels in Cotai for the City of Dreams site. However, we have yet to receive either a formal grant of a land concession or an occupancy permit for the City of Dreams site. We have accepted the terms of the land lease agreement offered by the Macau government but we do not have a committed timetable for the final steps required for completion of the land grant process. Moreover, we will apply for approval from the Macau government to increase the developable gross floor area of the City of Dreams site after the site is granted to us. In addition, the Macau Peninsula project is at an even earlier stage of development, and if we acquire the site we would need to obtain similar land concession modifications and development approvals from the Macau government. We cannot predict whether Mr. Ao’s removal and prosecution, and any further investigations or prosecutions, will adversely affect the functioning of the Macau Land, Public Works and Transports Bureau, any approvals or land concession grants that are pending before it, or for which applications may be made in the future (including with respect to our projects), or will give rise to additional scrutiny or review of any approvals or land concessions, including those for City of Dreams, that were previously approved or granted through this Bureau and the Secretary for Transport and Public Works of Macau.

As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. Any slowdown in economic growth or reversal of China’s current policies of liberalizing restrictions on travel and currency movements could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos.

Because we depend upon our properties in one market for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more markets.

We will be primarily dependent upon Mocha Clubs, Crown Macau, City of Dreams and the Macau Peninsula project for our cash flow. Given that our operations are and will be conducted only at properties in Macau and that any future developments will be in Macau, we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:

•	dependence on the gaming and leisure market in Macau and limited diversification of our businesses and sources of revenue;

•	a decline in economic, competitive and political conditions in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

•	that the number of visitors to Macau does not increase at the rate that we have expected; and

•	a decrease in gaming activities at our properties.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad for six months or less are only allowed to take the equivalent of up to US$5,000 out of China. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

Our revenues in Macau are denominated in H.K. dollars and Patacas, the legal currency of Macau. Although currently permitted, we cannot assure you that H.K. dollars and Patacas will continue to be freely exchangeable into U.S. dollars. Also, because the currency market for Patacas is relatively small and undeveloped, our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars.

Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Changes in consumer preferences or discretionary consumer spending could harm our business. Terrorist acts, negative developments in the conflict in Iraq and other events could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which the recent or future terrorist acts may affect us, directly or indirectly, in the future. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel casino resorts and the type of luxury amenities we plan to offer are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (“avian flu” or “bird flu”), Severe Acute Respiratory Syndrome (“SARS”) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of October 8, 2007, the WHO has confirmed a total of 202 fatalities in a total number of 330 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not yet been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions. There can be no assurance that an outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Macau is susceptible to severe typhoons that may disrupt our operations.

Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. In the event of a major typhoon or other natural disaster in Macau, our properties and business may be severely disrupted and our results of operations could be adversely affected. Although we or our operating subsidiaries do carry insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, our properties or other damages to the infrastructure or economy of Macau.

Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our expenses and profitability.

Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We expect to incur significant debt denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar to the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us and their interests in our business may be different than yours.

Melco and Crown together own the substantial majority of our outstanding shares, with each beneficially holding 37.9% of our outstanding ordinary shares (exclusive of any ordinary shares represented by ADSs held by the SPV) as of the date of this prospectus. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our company under which each will agree to, among other things, vote its shares in favor of three nominees to our board designated by the other.

On May 8, 2007, PBL announced its intention to separate into two Australian listed companies. On July 27, 2007, a variation deed was entered into to provide for the amendment and restatement of the shareholders deed between Melco and PBL in relation to us to contemplate the separation of PBL into separate listed gaming and media companies and the fact that PBL Asia Investments Limited (which holds PBL’s interest in MPEL), on completion of the PBL separation, became a wholly-owned subsidiary of Crown Limited, an entity which is listed on the Australian Stock Exchange and which owns all of the gaming assets and investments previously owned by PBL. The effective date of the amended and restated shareholders’ deed is December 12, 2007, the date on which the PBL separation took effect. Crown now owns the gaming businesses, including the 37.9% direct interest in MPEL (exclusive of any ordinary shares represented by ADSs held by the SPV) previously held by PBL.

As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Crown and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders. If Melco or Crown provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Melco and Crown may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau and could divert management time and resources and have adverse consequences to us and the interests of our minority shareholders.

Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. For example, another joint venture entity of Melco and Crown (in which we do not have any interest) participated in a consortium that submitted a bid for one of two licenses to operate casinos in Singapore in 2006. Although the consortium did not win such bid, Melco and Crown may seek other gaming projects in Asia through joint venture entities (in which we will not have any interest). We could face competition from these other gaming projects, including competition for management time and resources. We also face competition from regional competitors, which include Crown’s Crown Casino Melbourne and Burswood Casino in Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Specifically, we have support arrangements with Melco and Crown under which they provide us administrative support and technical expertise in connection with the development of the City of Dreams and the Macau Peninsula projects and the operations of the Crown Macau and the Mocha Clubs businesses. In addition, Crown has seconded to our subsidiaries several of their key project development personnel to form our core interim project management team and intends to second additional management employees when our development projects are in operation. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth. We cannot guarantee you that Melco and Crown will make strategic and other decisions which do not adversely affect our business.

Business conducted through joint ventures involves certain risks.

We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. We will not hold interests in any gaming and leisure related businesses and properties outside Macau. As a joint venture controlled by Melco and Crown, there are special risks associated with the possibility that Melco and Crown may: (1) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (2) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (3) take actions contrary to our policies or objectives; (4) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (5) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Changes in our share ownership, including a change of control or a change in the amounts or relative percentages of our shares owned by Melco and Crown, could result in our inability to draw loans or events of default under our indebtedness.

The City of Dreams Project Facility includes provisions under which we may be unable to meet the conditions to draw loans or may suffer an event of default upon the occurrence of a change of control with respect to MPBL Gaming, or a decline in the aggregate indirect holdings of MPBL Gaming shares by Melco and Crown below certain thresholds. These provisions are most restrictive during the time when our projects have not commenced commercial operation. Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

We are a holding company and our only material sources of cash are and are expected to be dividends, distributions and payments under shareholder loans from our subsidiaries.

We are a holding company with no material business operations of our own. Our only significant asset is the capital stock of our subsidiaries. We conduct virtually all of our business operations through our subsidiaries. Accordingly, our only material sources of cash are dividends, distributions and payments with respect to our ownership interests in or shareholder loans that we may make to our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends, distributions or payments under shareholder loans in the future. In addition, our subsidiaries’ debt instruments and other agreements, including those that we have entered into in connection with the City of Dreams project, limit or prohibit, or are expected to limit or prohibit, certain payments of dividends, other distributions or payments under shareholder loans to us.

Crown’s investment in our company is subject to Australian regulatory review, and if Australian regulators were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, then Crown may be required to withdraw from the joint venture.

Crown, through its wholly owned subsidiary, Crown Melbourne Limited, owns and operates the Crown Casino Melbourne in Australia. Crown Melbourne Limited holds a casino license issued under legislation in the State of Victoria, Australia. Crown, through its wholly owned subsidiary, Burswood Nominees Limited, owns and operates the Burswood Casino in Perth, Australia. Burswood Nominees Limited holds a casino gaming license issued under legislation in the State of Western Australia, Australia.

The Victorian Commission for Gambling Regulation, or VCGR, has power under the Casino Control Act 1991 (Vic) to undertake general investigations of a gaming licensee and to report its findings to the Minister for Gaming in Victoria. Section 28 of the Casino Control Act requires Crown Melbourne Limited to seek the approval of the VCGR for any person who is to become an “associate” of Crown Melbourne Limited. An “associate” is a person or entity who by shareholding or directorship or managerial position is able to exercise significant influence over the management of the casino. The VCGR must satisfy itself that the “associate” is a suitable person to be associated with the management of the casino. Crown has been approved by the VCGR as an “associate” of Crown Melbourne Limited. Section 28A requires the VCGR to monitor “associates” to ensure that they continue to be suitable to be associated with the holder of a casino license. To that end the VCGR may investigate any person or entity who has a business association with Crown to determine if the business associate is of good repute and of sound financial resources. If, as a result of such investigation, the VCGR determines that, by reason of its business association, Crown has ceased to be suitable as an “associate” of Crown Melbourne Limited, then the VCGR can direct Crown to cease the business association or can direct Crown to terminate its “association” with Crown Melbourne Limited.

Similar to the situation in Victoria, the Western Australian Gaming and Wagering Commission, or the WAGWC, has power under the Casino Control Act 1984 (WA) to undertake general investigations of the holder of the Burswood Nominees Limited license and to report its findings to the Minister for Gaming in Western Australia. If the WAGWC were to determine that Burswood Nominees Limited had ceased to be a suitable person to hold its license, the WAGWC has powers similar to those of to the VCGR to issue a “show cause” notice and then can either suspend or cancel the Burswood Nominees Limited license. The WAGWC has similar obligations to the VCGR to approve and monitor “close associates” of Burswood Nominees Limited. “Close associates” in the Western Australian Act has a substantially similar meaning to “associates” in the Victorian Act, although the Western Australian Act makes no specific reference to business associates of “close associates” in the same way as the Victorian Act. Crown has been approved as a “close associate” of Burswood Nominees Limited. If the WAGWC were to determine that Crown had ceased to be a suitable entity to be such a “close associate”, then the WAGWC could direct Crown to terminate its “close association” with Burswood Nominees Limited.

The VCGR and WAGWC announced in August 2006 that, following the completion of their investigations, they have no objections to Crown’s joint venture with Melco. However, we cannot assure you that any future investigation by the VCGR or WAGWC would not result in a direction to either terminate the business association between Crown and Melco or to terminate the association between Crown, on the one hand, and Crown Melbourne Limited or Burswood Nominees Limited, on the other hand. If actions by us or our subsidiaries or by Melco or Crown fail to comply with Australian regulatory requirements and standards, or if there are changes in Australian gaming laws and regulations or the interpretation or enforcement of such laws and regulations, Crown may be required to withdraw from its joint venture with Melco or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by Crown from its joint venture with Melco could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities or as contemplated by our founders under their joint venture arrangement.

Risks Relating to the ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 19, 2006, the first day on which our ADSs were quoted on the Nasdaq Global Market, until January 24, 2008, the trading prices of our ADSs ranged from US$8.63 to US$22.20 per ADS and the closing sale price on January 24, 2008 was US$10.27 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, Hong Kong dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. Except as permitted under the Companies Law and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which the directors of our company determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our ordinary shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, may be further subject to restrictive covenants contained in the City of Dreams Project Facility, and in other facility agreements governing indebtedness we and our subsidiaries may incur.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of our follow-on offering, we had 1,320,543,646 ordinary shares outstanding, including 320,362,500 ordinary shares represented by 106,787,500 ADSs. All ADSs sold in the follow-on offering were freely transferable without restriction or additional registration under the Securities Act. All of the ordinary shares beneficially held by Melco and Crown are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 and Rule 701 under the Securities Act and subject to the terms of their shareholders’ deed. To the extent these shares are sold into the market, the market price of our ADSs could decline.

In September 2007, Melco and Crown, acting through a 50/50 special purpose vehicle, Melco PBL SPV Limited, offered an aggregate of US$250 million of Bonds. Under the terms of these Bonds, holders of the Bonds have the right, among other things, to exchange their Bonds into Exchange ADSs during the period September 10, 2008 through August 31, 2012 at an initial exchange price of US$17.19 per Exchange ADS, subject to adjustment in certain circumstances. In connection with the issuance of the Bonds, we agreed to file and maintain an effective registration statement for the Exchange ADSs. The registration statement on Form F-3, of which this prospectus forms a part, was filed, in part, to satisfy this obligation. To the extent that the bondholders exchange such Bonds for Exchange ADSs, and sell those Exchange ADSs into the market, the market price of our ADSs could decline.

In addition, Melco and Crown have the right to cause us to register the sale of their shares under the Securities Act, subject to the terms of their shareholders’ deed. Registration of these shares under the Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares of the depositary and in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau and Hong Kong. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands, Macau and Hong Kong courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau or Hong Kong courts would be competent to hear original actions brought in the Cayman Islands, Macau or Hong Kong against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We may be treated as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

We believe that we were not in 2007, and we do not currently expect to be in 2008, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service of the United States will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer certain adverse United States federal income tax consequences. See “Taxation— United States Federal Income Taxation—Passive Foreign Investment Company”.

In the course of preparing our consolidated financial statements for the year ended December 31, 2006, several deficiencies in our internal control over financial reporting were noted. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.

In December 2006, we completed our initial public offering and became a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2007. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering in December 2006, we were a private company with limited resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting; however, in connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm identified four significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States).

The significant deficiencies identified related to (i) our inadequate accounting resources with a good understanding of US GAAP and SEC reporting requirements, (ii) our failure to set up a formal policy to effectively address our obligations under the Foreign Corrupt Practices Act (“FCPA”), (iii) our failure to establish detailed financial closing and reporting policies and procedures, and (iv) our reliance on certain manual processes to prepare accounting records and information. We have implemented a number of measures to address the deficiencies that have been identified, including: (i) hiring additional accounting personnel with US GAAP and SEC reporting expertise, (ii) launching a FCPA compliance program, (iii) initiating formal monthly reporting procedures, and (iv) implementing additional month-end control procedures. We are working to implement and update measures to ensure internal control compliance, although we cannot assure you that we will be able to achieve this.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, and any related prospectus supplement contains many forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of historical fact in this prospectus, the documents incorporated by reference and any related prospectus supplement, are forward-looking statements. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in a heavily regulated and evolving industry, will be highly leveraged, and will be operating in Macau, a market that is experiencing extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	growth of the gaming market and visitation in Macau;

•	the completion of the construction of our City of Dreams project;

•	the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us;

•	obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site;

•	the formal grant of an occupancy permit for the City of Dreams;

•	our acquisition and development of the Macau Peninsula site;

•	the development of Macau Studio City;

•	construction cost budgets for our development projects;

•

increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from SJM, Venetian Macau, Wynn Macau, Galaxy and MGM Grand Paradise Limited, a joint venture between MGM-Mirage and Ms. Pansy Ho;

•	the completion of infrastructure projects in Macau;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	our ability to raise additional financing;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	our entering into new development and construction and new ventures;

•	the liberalization of travel restrictions and convertibility of the Renminbi by China;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	our anticipated growth strategies; and

•	our future business development, results of operations and financial condition.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we referenced in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxies, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and filed electronically with the SEC.

We will furnish to Deutsche Bank Trust Company Americas, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

Our ADSs are quoted on the Nasdaq Global Market under the symbol “MPEL”. You may inspect certain reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

The following documents filed with the SEC are incorporated in this prospectus by reference:

(1)	Our registration of American Depositary Receipts on Form F-6 (File No.: 333-139159) which we filed with the SEC on December 7, 2006;

(2)	The section “Description of American Depositary Shares” in our prospectus filed pursuant to Rule 424(b)(4) of the Securities Act on November 1, 2007 with respect to the Registration Statement on Form F-1 (File No. 333-146780);

(3)	Our annual report on Form 20-F for the year ended December 31, 2006 (File No. 001-33178) which we filed with the SEC on March 30, 2007 and the amendment to the annual report on Form 20-F/A for the year ended December 31, 2006 (File No. 001-33178) which we filed with the SEC on April 4, 2007; and

(4)	Our reports on Form 6-K furnished to the SEC since April 4, 2007, including the reports on Form 6-K furnished to the SEC on May 9, May 15, May 24, July 30, July 30, August 17, September 5, November 13, November 14, December 5 and December 12, 2007.

We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference in this prospectus after the date hereof and prior to the completion of an offering of securities under this prospectus.

In addition, all reports and other documents filed or submitted by MPBL Entertainment pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of an offering pursuant to this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing or submission of such reports and documents.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.

You may also obtain copies of these documents free of charge by contacting us at our address or telephone number set forth below:

Melco PBL Entertainment (Macau) Limited

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

Attn: Company Secretary

(852) 2598 3600

USE OF PROCEEDS

All sales of the Exchange ADSs issuable upon exchange of the Bonds, including our ordinary shares represented by the Exchange ADSs, will be by or for the account of the selling securityholders set forth in an accompanying prospectus supplement. We will not receive any proceeds from the sale by any selling securityholder of the Exchange ADSs. The selling securityholders will not cover any of the expenses that are incurred by us in connection with the sale of Exchange ADSs, but the selling securityholders will pay any commissions, discounts and other compensation to any broker-dealers through whom any such selling securityholder sells any of the Exchange ADSs.

BONDS

On September 6, 2007, the SPV, a special purpose vehicle which is owned 50/50 by Melco and Crown, issued the Bonds, each exchangeable into Exchange ADSs. The Bonds are guaranteed jointly and severally by Melco and Crown.

Subject to certain restrictions, holders of the Bonds are entitled to exchange each Bond into our ADSs at the then applicable exchange price at any time on or after September 10, 2008 and prior to August 31, 2012. The SPV has the option of calling an early redemption of all or part of the Bonds at any time after September 10, 2010, if the price of our ADSs is at least 130 percent of the initial exchange price for at least 30 consecutive trading days. The initial exchange price for the Bonds is US$17.19 per ADS. The exchange ratio is subject to adjustment in case of various corporate events including share splits and capital distributions, which are described in the Terms and Conditions of the Bonds. If all holders of the Bonds exercise their option to convert their Bonds into Exchange ADSs and assuming no adjustments are made to the initial exchange price, up to 14,543,340 Exchange ADSs representing up to 43,630,020 of our ordinary shares will be issued.

The Bonds, the Exchange ADSs issuable upon exchange of the Bonds and the ordinary shares underlying such Exchange ADSs have not been registered under the Securities Act. The offering of the Bonds comprised an offering of Bonds to institutional investors who are not US persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act.

SELLING SECURITYHOLDERS

This registration statement covers up to 43,630,020 of our ordinary shares represented by the Exchange ADSs that may be offered for sale or otherwise transferred from time to time by the selling securityholders. The Exchange ADSs that may be resold under this prospectus by the selling securityholders are restricted ADSs that may be issued to the selling securityholders upon exchange of the Bonds. Prior to any use of this prospectus in connection with an offer or sale of Exchange ADSs by a selling securityholder, we will provide a prospectus supplement to set forth the identity of each selling securityholder, the number of Exchange ADSs intended to be offered and sold by such selling securityholder, and any other material terms of such offer and sale.

Selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the Exchange ADSs by any selling securityholder. The Exchange ADSs may be sold from time to time to purchasers:

•	directly by the selling securityholders or their pledgees, donees, transferees or any successors in interest (all of whom may be selling securityholders); or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the Exchange ADSs may be deemed to be “underwriters”. As a result, any profits on the sale of the Exchange ADSs by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the Exchange ADSs are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The Exchange ADSs may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Exchange ADSs may be listed or quoted at the time of the sale, including the Nasdaq Global Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the Exchange ADSs, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Exchange ADSs in the course of hedging their positions. The selling securityholders may also sell the Exchange ADSs short and deliver the Exchange ADSs to close out short positions, or loan or pledge, the Exchange ADSs to broker-dealers that in turn may sell the Exchange ADSs.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Exchange ADSs by the selling securityholders. There can be no assurance that any selling securityholder will sell any or all of the Exchange ADSs pursuant to this prospectus. In addition, the Exchange ADSs covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. We cannot assure you that any such selling securityholder will not transfer, devise or gift the Exchange ADSs by other means not described in this prospectus.

If there is a material change to the plan of distribution described here, we will file a prospectus supplement, including the name of the underwriters, if any.

Our ADSs are listed on the Nasdaq Global Market under the symbol “MPEL”.

We have agreed to pay the expenses incidental to the registration, offering and sale of the Exchange ADSs to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands.

As of the date hereof, our authorized share capital consists of 1,500,000,000 ordinary shares, with a par value of US$0.01 each. On December 1, 2006, the issued 200 Class A Shares, the issued 200 Class B Shares and all unissued Class A Shares and Class B Shares were re-designated and re-classified as ordinary shares and an aggregate of 999,999,600 ordinary shares were issued to our shareholders pursuant to a capitalization issue. As of the date hereof, there are 1,320,938,903.60 ordinary shares issued and outstanding.

Our founding shareholders have approved an amended and restated memorandum and articles of association of our company. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be set out in our amended and restated memorandum and articles of association, as amended from time to time.

Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration

Our amended and restated memorandum and articles of association prohibit anyone who is an unsuitable person or an affiliate of an unsuitable person from:

•	receiving dividends or interest with regard to our shares;

•	exercising voting or other rights conferred by our shares; and

•	receiving any remuneration in any form from us or an affiliated company for services rendered or otherwise.

These prohibitions commence on the date that a gaming authority serves notice of a determination of unsuitability or the board of directors determines that a person or its affiliate is unsuitable and continue until the securities are owned or controlled by persons found suitable by a gaming authority and/or the board of directors to own them. An “unsuitable person” is any person who is determined by a gaming authority to be unsuitable to own or control any of our shares or who causes us or any affiliated company to lose or to be threatened with the loss of any gaming license, or who, in the sole discretion of our board of directors, is deemed likely to jeopardize our or any of our affiliates’ application for, receipt of approval for right to the use of, or entitlement to, any gaming license.

“Gaming authorities” include all international, foreign, federal, state, local and other regulatory and licensing bodies and agencies with authority over gaming (the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a casino or other enterprise). “Affiliated companies” are those companies indirectly affiliated or under common ownership or control with us, including without limitation, subsidiaries, holding companies and intermediary companies (as those terms are defined in gaming laws of applicable gaming jurisdictions) that are registered or licensed under applicable gaming laws. The amended and restated memorandum and articles of association define “ownership” or “control” to mean ownership of record, beneficial ownership as defined in Rule 13d-3 of the Securities and Exchange Commission or the power to direct and manage, by agreement, contract, agency or other manner, the management or policies of a person or the disposition of our capital stock.

Redemption of Securities Owned or Controlled by an Unsuitable Person or an Affiliate

Our amended and restated memorandum and articles of association provide that shares owned or controlled by an unsuitable person or an affiliate of an unsuitable person are redeemable by us, out of funds legally available for that redemption, by appropriate action of the board of directors to the extent required by the gaming authorities making the determination of unsuitability or to the extent deemed necessary or advisable. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or, if the gaming authority does not require a price to be paid, the sum deemed to be the fair value of the securities by the board of directors. If determined by us, the price for the shares will not exceed the closing price per share of the shares on the principal national securities exchange on which the shares are then listed on the trading date on the day before the redemption notice is given. If the shares are not then listed, the redemption price will not exceed the closing sales price of the shares as quoted on an automated quotation system, or if the closing price is not then reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. Our right of redemption is not exclusive of any other rights that we may have or later acquire under any agreement, its bylaws or otherwise. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as we elect.

Our amended and restated memorandum and articles of association require any unsuitable person and any affiliate of an unsuitable person to indemnify us and our affiliated companies for any and all costs, including attorneys’ fees, incurred by us and our affiliated companies as a result of the unsuitable person’s or affiliates ownership or control or failure to promptly divest itself of any shares, securities of or interests in us.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied or abrogated either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and, subsequently, the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provisions of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period after the expiration of the said four months, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

The following table summarizes significant differences in shareholder rights between the provisions of the Companies Law of Cayman Islands applicable to our company and the Delaware General Corporation Law applicable to most companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

Delaware corporate law	Cayman Islands law
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by stockholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number representing seventy-five per cent in value of each class of shareholders and creditors with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•    the statutory provisions as to the dual majority vote have been met;

•    the shareholders have been fairly represented at the meeting in question;

•    the arrangement is such that a businessman would reasonably approve; and

•    the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted (within four months after the making of the offer) by holders of ninety per cent in value of the shares affected, the offerer may, within a two month period after the expiration of the said four months, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no

Delaware corporate law	Cayman Islands law

rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the company itself will normally be the proper plaintiff in actions against directors, and derivative actions may only be brought by a minority shareholder with the leave of the court. Based on English authorities, which would in all likelihood be of persuasive (but not technically binding) authority in the Cayman Islands, leave may be granted, for example, when:

•    a company acts or proposes to act illegally or ultra vires and not capable for ratification by the majority;

•    the act complained of, although not ultra vires, required a special resolution, which was not obtained;

•    those who control the company are perpetrating a “fraud on the minority”; and

•    the company has not complied with provisions requiring that the relevant act be approved by a special or extraordinary majority of the shareholders.

However, a company may be wound up by the court on the petition of a shareholder if the court is of the opinion that it is “just and equitable” that the company should be wound up.

In addition, a shareholder may bring a personal action in his own name and on his own behalf in respect of a wrong done to him as a shareholder by the company. For example, he may bring a personal action against the company for being prevented from exercising his voting rights or deprived of the benefit of a pre- emption clause.

Delaware corporate law	Cayman Islands law

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director:

•    for any breach of a director’s duty of loyalty to the corporation or its shareholders;

•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•    statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•    for any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if

•    the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•    the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•    by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•    by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•    by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•    by the stockholders.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime. Our articles of association permits indemnification of officers and directors for losses, damages, costs charges, liabilities, and expenses incurred in their capacities as such unless such losses or damages arise from willful neglect or default of such directors or officers. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our articles of association.

Delaware corporate law	Cayman Islands law
Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•    the duty of care; and

•    the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self- dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.

However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

A director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company:

•    a duty to act bona fide in the best interests of the company,

•    a duty not to act illegally or beyond the scope of his powers; and

•    a duty not to put himself in a position where there is an actual or potential conflict between his personal interest and his duty to the company.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

A Delaware corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.	Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Delaware corporate law	Cayman Islands law

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Our articles of association allow our shareholders holding not less than 10% of the paid up voting share capital of the Company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to hold a general meeting as our annual meeting in each year.

Cumulative voting

Under the Delaware General Corporate Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Cumulative voting is not prohibited under Cayman Islands law. However, our articles of association will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under our articles of association, our directors can be removed by a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote or vote in person or by proxy, cast at a general meeting, or the unanimous written resolution of all shareholders entitled to vote at a general meeting, or upon written notice by the shareholder who nominated such director any time.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the	Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Delaware corporate law	Cayman Islands law
board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Law of the Cayman Islands and our articles of association, our company may be wound up only by a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote and vote in person or by proxy at a meeting or the unanimous written resolution of all shareholders.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides the otherwise.	Under our articles of association, if our share capital is divided into more than one class of shares, we may vary or abrogate the rights attached to any class only with the unanimous written consent of the holders of the issued shares of that class, or with the sanction of a resolution passed by at least two-thirds of the holders of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides the otherwise.	As permitted by Cayman Islands law, our articles of association may only be amended with a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote and vote in person or by proxy at a meeting or the unanimous written resolution of all shareholders.

Inspection of Books and Records

Shareholders of a Delaware corporation have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Under the Companies Law of the Cayman Islands, holders of our shares will have no general right to inspect or obtain copies of our list of shareholders or our corporate records. However, our articles of association provide that we will provide our shareholders with audited financial statements at annual general meetings.

History of Securities Issuances

The following is a summary of our securities issuances since our inception.

In December 2004, we issued one Class A share to Melco. In January 2005, Melco transferred its Class A share and we issued 99 additional shares in March 2005, to Melco Leisure and Entertainment Group, a wholly- owned subsidiary of Melco. In March 2005, we issued 100 Class B shares, all of which are outstanding, to PBL Asia, a company which is now wholly-owned by Crown. In September 2006, we issued an additional 100 Class A shares and 100 Class B shares to Melco Leisure and Entertainment Group and PBL Asia, respectively.

On December 1, 2006, the issued 200 Class A Shares, the issued 200 Class B Shares and all unissued Class A Shares and Class B Shares were re-designated and re-classified as ordinary shares and an aggregate of 999,999,600 ordinary shares were issued to our shareholders for no additional consideration.

On December 18, 2006, we issued 60,250,000 ADSs in our initial public offering, and in January 2007, the underwriters for our initial public offering exercised their over-allotment option to purchase 9,037,500 additional ADSs.

On November 6, 2007, we issued 37,500,000 ADSs in our follow-on offering.

Registration Rights

We have entered into a registration rights agreement dated August 30, 2007, pursuant to which we have granted certain registration rights to holders of the Bonds.

A registration statement on Form F-3, of which this prospectus forms a part, has been filed to satisfy our obligations under this registration rights agreement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

For a description of our American Depositary Shares, see “Description of American Depositary Shares” in our final prospectus filed pursuant to Rule 424(b)(4) of the Securities Act on November 1, 2007 with respect to the Registration Statement on Form F-1 (File No. 333-146780). See “Incorporation by Reference”.

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of an investment in the ADSs to U.S. Holders (defined below) that purchase the ADSs in cash pursuant to an offering. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	dealers in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark to market;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock or;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation or pursuant to the conversion of another instrument.

This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs OR ORDINARY SHARES.

The discussion below of U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of the ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity taxable as a partnership holds the ADSs or ordinary shares, the tax treatment of such entity and each partner thereof generally will depend on the status and activities of the entity and the partner.

Tax Treatment of ADSs

The U.S. Treasury has expressed concerns that parties to whom depositary shares similar to the ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits and the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

If you hold the ADSs, you generally should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it generally will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess generally will be treated as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution from us generally will be treated as a dividend. The dividends from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3)

certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares and certain special rules that apply to such dividends (including rules relating to foreign tax credit limitations).

Dividends from us generally will constitute non-U.S. source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will be treated as “passive category income” or, in the case of certain U.S. Holders, as “general category income.”

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you generally will recognize gain or loss on any sale, exchange or other disposition of an ADS or ordinary share equal to the difference between the amount realized for such ADS or ordinary share and your tax basis in such ADS or ordinary share. Such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held such ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Any such loss, however, could be resourced to the extent of dividends treated as received with respect to such ADS or ordinary share within the preceding 24-month period.

Passive Foreign Investment Company

We believe that we were not in 2007, and we do not currently expect to be in 2008, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

If we are a PFIC in any year during which you own the ADSs or ordinary shares, you could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the ADSs or ordinary shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of your holding period. The amount allocated to the current taxable year and any portion of your holding period prior to the first taxable year for which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge will also be imposed on the amount of taxes for each such taxable year. In addition, if we are a PFIC, a person who acquires the ADSs or ordinary shares from you upon your death generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of your death, which would otherwise generally be available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis equal to the lower of such fair market value or your tax basis.

The tax consequences described above in respect of the ADSs or ordinary shares that would apply if we were a PFIC would be different if a “mark-to-market” election is available and you validly make such an election as of the beginning of your holding period of the ADSs or ordinary shares. If such election is validly made, (1) you generally will be required to take into account the difference, if any, between the fair market value of, and your tax basis in, the ADSs or ordinary shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to your tax basis in the ADSs or ordinary shares and (2) any gain from a sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available only if the ADSs or ordinary shares, as the case may be, are considered “marketable stock”. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq Global Market constitutes a qualified exchange, and a non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations. Since the ordinary shares are not themselves listed on any securities exchange, the mark-to-market election may not be available for the ordinary shares even if the ADSs are traded on the Nasdaq Global Market.

The tax consequences in respect of the ADSs or ordinary shares described above that would apply if we were a PFIC would also be different if a valid qualified electing fund, or QEF, election in respect of us has been in effect during your entire holding period of such ADSs or ordinary shares. A QEF election with respect to us would be available only if we agree to provide you with certain information. As we do not intend to provide you with the required information, you should assume that a QEF election is unavailable.

If you hold the ADSs or ordinary shares in any year in which we are a PFIC, you generally will be required to file Internal Revenue Service Form 8621 regarding distributions from us and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the potential application of the PFIC rules to your investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Distributions on the ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations, including our administrative and corporate operations, are conducted in Macau and Hong Kong, and substantially all of our assets are located in Macau. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, and Manuela António Law Office, our counsel as to Macau law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and Macau, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has further advised us that a judgment obtained in a foreign court will be recognized and enforced in the courts of the Cayman Islands without any re-examination of the merits (a) at common law, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, where the judgment is final and in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules and which is conclusive, for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations, and which was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands and execution as if it were a judgment of the Grand Court of the Cayman Islands, where the judgment is a judgment of a superior court of any state of the Commonwealth of Australia which is final and conclusive for a sum of money not in respect of taxes or other charges of a like nature or in respect of a fine, penalty or revenue obligation and which remains enforceable by execution in that jurisdiction or (b) by statute, by registration in the Grand Court of the Cayman Islands.

Manuela António Law Office has advised further that a final and conclusive monetary judgment for a definite sum obtained in a federal or state court in the United States would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary, provided that: (1) such court had jurisdiction in the matter and the defendant either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (2) due process was observed by such court, with equal treatment given to both parties to the action, and the defendant had the opportunity to submit a defense; (3) the judgment given by such court was not in respect of penalties, taxes, fines or similar fiscal or tax revenue obligations; (4) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court; (5) recognition or enforcement of the judgment in Macau would not be contrary to public policy; (6) the proceedings pursuant to which judgment was obtained were not contrary to natural justice; and (7) any interest charged to the defendant does not exceed three times the official interest rate, which is currently 9.75% per annum, over the outstanding payment (whether of principal, interest fees or other amounts) due.

EXPERTS

Our consolidated financial statements as of June 8, 2004 (predecessor company—Mocha Slot Group Limited), December 31, 2004 and December 31, 2005, and for the period from January 1, 2004 to June 8, 2004 (predecessor company—Mocha Slot Group Limited), the period from June 9, 2004 to December 31, 2004, and the years ended December 31, 2005 and 2006, incorporated in this registration statement by reference to our annual report, as amended, on Form 20F/A filed on April 4, 2007, have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu are located at 35th Floor, One Pacific Place, 88 Queensway, Hong Kong.

LEGAL MATTERS

We are being represented by Debevoise & Plimpton LLP with respect to legal matters of United States federal securities and New York State law. In the event that an offering of ADSs made pursuant to this Prospectus is made to or through underwriters, then certain legal matters in connection with such offering will be passed upon for such underwriters by a law firm named in the applicable prospectus supplement. The validity of the ordinary shares represented by the ADSs offered pursuant to this Prospectus and legal matters as to Cayman Islands law will be passed upon for us by Walkers.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

ITEM 9. EXHIBITS.

Exhibit Number	Description of Exhibit
1.1†	Form of Underwriting Agreement

4.1***	Registrant’s Specimen Certificate for Ordinary Shares

4.2**	Amended and Restated Shareholders’ Deed Relating to Melco PBL Entertainment (Macau) Limited

4.3**	Deed of Variation and Amendment

4.4	Registration Rights Agreement by and among Melco PBL Entertainment (Macau) Limited, DB Trustees (Hong Kong) Limited and Merrill Lynch International

4.5	Termination Agreement Relating to the Shareholders’ Agreement dated December 15, 2006

5.1	Opinion of Walkers regarding the validity of the ordinary shares

8.1	Opinion of Debevoise & Plimpton LLP regarding certain tax matters

23.1	Consent of Deloitte Touche Tohmatsu

23.2	Consent of Walkers (included in Exhibit 5.1)

23.3	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1)

23.4	Consent of Manuela Antonio Law Office

24.1	Power of Attorney (included in signature pages in Part II of this registration statement)

†	To be filed if necessary, by amendment or as an exhibit to be incorporated by reference in the prospectus forming part of this registration statement.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-146780).
***	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-139-088).

ITEM 10.	UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Act of 1934 that are incorporated by reference in this Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong, on January 25, 2008.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Lawrence (Yau Lung) Ho
Name:	Lawrence (Yau Lung) Ho
Title:	Co-Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below does hereby constitutes and appoints Lawrence (Yau Lung) Ho, as his true and lawful attorney-in-fact and agent, with the full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign, execute and deliver with the Securities and Exchange Commission under the Securities Act of 1933, as amended (i) any and all amendments, including post-effective amendments, and supplements to this registration statement on Form F-3, (ii) any registration statement relating to this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended (iii) any exhibits to any such registration statement, amendments, supplements or (iv) any and all applications and other documents in connection with any such registration statement amendments, or supplements, and generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable Melco PBL Entertainment (Macau) Limited to comply with the provisions of the Securities Act of 1933, as amended and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title(s)	Date

/s/ Lawrence (Yau Lung) Ho Name: Lawrence (Yau Lung) Ho	Co-Chairman/Chief Executive Officer (principal executive officer)	January 25, 2008

/s/ James D. Packer Name: James D. Packer	Co-Chairman	January 25, 2008

/s/ Simon Dewhurst Name: Simon Dewhurst	Chief Financial Officer (principal financial and accounting officer)	January 25, 2008

/s/ John Wang Name: John Wang	Director	January 25, 2008

/s/ Clarence (Yuk Man) Chung Name: Clarence (Yuk Man) Chung	Director	January 25, 2008

/s/ John H. Alexander Name: John H. Alexander	Director	January 25, 2008

Signature	Title(s)	Date

/s/ Rowen B. Craigie Name: Rowen B. Craigie	Director	January 25, 2008

/s/ Thomas Jefferson Wu Name: Thomas Jefferson Wu	Director	January 25, 2008

/s/ Alec Tsui Name: Alec Tsui	Director	January 25, 2008

/s/ David E. Elmslie Name: David E. Elmslie	Director	January 25, 2008

/s/ Robert W. Mactier Name: Robert W. Mactier	Director	January 25, 2008

/s/ Donald Puglisi Name: Donald Puglisi	Authorized U.S. Representative	January 25, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1†	Form of Underwriting Agreement

4.1***	Registrant’s Specimen Certificate for Ordinary Shares

4.2**	Amended and Restated Shareholders’ Deed Relating to Melco PBL Entertainment (Macau) Limited

4.3**	Deed of Variation and Amendment

4.4	Registration Rights Agreement by and among Melco PBL Entertainment (Macau) Limited, DB Trustees (Hong Kong) Limited and Merrill Lynch International

4.5	Termination Agreement Relating to the Shareholders’ Agreement dated December 15, 2006

5.1	Opinion of Walkers regarding the validity of the ordinary shares

8.1	Opinion of Debevoise & Plimpton LLP regarding certain tax matters

23.1	Consent of Deloitte Touche Tohmatsu

23.2	Consent of Walkers (included in Exhibit 5.1)

23.3	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1)

23.4	Consent of Manuela Antonio Law Office

24.1	Power of Attorney (included in signature pages in Part II of this registration statement)

†	To be filed if necessary, by amendment or as an exhibit to be incorporated by reference in the prospectus forming part of this registration statement.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-146780).
***	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-139-088).